SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 1 RCA 940, of 07.04.2022

CERTIFICATE

MINUTES OF THE NINE HUNDREDTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/ME nº 00001180/0001-26

NIRE 53.3.00000859

It is hereby certified, for all due purposes, that the 940th meeting of the Board of Directors of Centrais Brasileiras Eléctricas S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the fourth day of the month of July of the year two thousand and twenty-two, at 5:16 pm, with a record of the closing of the works at 18:50 of the same day. The meeting took place by videoconference in na remote – Cisco WEBEX Meetings. The Director remotely assumed the presidency of the work RUY FLAKS SCHNEIDER (RFS). The Board Members RODRIGO remotely participated in the meeting LIMP NASCIMENTO (RLN), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), JERÔNIMO ANTUNES (JEA), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF) and ANA SILVIA CORSO MATTE (ASM). there was not absence record. Also participating in the council were the Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTALLATION AND RESOLUTION QUORUMS: As per prescribes art. 28, caput, of Eletrobras' Bylaws, this conclave must be installed attended by the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present. The meeting was installed with the presence of ten members, in compliance with the minimum installation quorum of six members, and with a minimum quorum for deliberations of six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of the deliberation. The prior declaration of conflict of interests on the part of the Director and/or his momentary absence from the conclave entail his subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISIONS: DEL 087, of 07.04.2022. Call for the 182nd EGM of Eletrobras. RES-310, of 06.30.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the favorable opinion expressed by the People Management, Eligibility, Succession and Remuneration Committee - CPES at the 027th meeting held on 07.04.2022, in the support material and in the documents below: Resolution of Executive Board No. 310, of 06.30.2022; Report to the Executive Board DF-065, of 06.30.2022; Executive Summary DFR-007, 06.30.2022; RESOLVED: 1. to approve the convening of the 182nd Extraordinary General Meeting (EGM) of Eletrobras Shareholders, to be held in fully digital model, within a minimum period of 30 (thirty) days, counted from the date of its publication, pursuant to the Call Notice and the Management Proposal and its Annexes, according to the minutes attached to RES-310, of 06.30.2022, with the following additional adjustments: 1.1. Change the start time of the 182nd AGE, from 02:00 pm 01:30 pm; 1.2. include the following paragraphs in the topic of conclusion of the administrators in the management proposal: Item 1: Election of Administrators. The Eletrobras Board of Directors, in Years recent years, has conducted studies, undertaken changes and sponsored initiatives with the purpose of improving the company's corporate governance, privileging, as a mission main, the construction of a robust legacy and well-founded in good practices, which results in in successive managements of excellence fully aligned with the company's strategy, attentive to to new challenges and demands, capable of stimulating and promoting growth and generation of sustainable value. In this sense, and reflecting the identification of challenges and goals established in the Company's Strategic Plan and Business and Management Master Plan and all the issues inherent to the privatization process, such as the need to transform culture, leadership qualification, meritocracy and organizational restructuring, without

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 2 RCA 940, of 07.04.2022 limit, the Management, unanimously, understands that the candidates presented for the composition of the Board appointed by relevant shareholders, as set out in the Proposal for Administration, meet the necessary characteristics for the profile of the new collegiate. Item 2: Mandate. As for the relevant shareholders' proposal for the new Board of Management is, exceptionally, until the annual general meeting to be held in 2025, as authorized in item 4.5.1 of the Listing Regulation Level 1 of Governance B3 Corporate, the Management, unanimously, is in favor of the proposal and understands how a term of office longer than the 2-year term provided for in the Bylaws is more appropriate, as it will provide a better planned transition, by the Company, to the company regime private, in the Corporation model. The strategic alignment of the members of the Board of Management, at this time of transition, and considering that the Company does not have controller, is fundamental for the proper decision making in face of the new challenges that the Company will have in the short and medium term. If the shareholders' proposal to extend this first term is not approved by the AGE, and there is a need to make a new election, at the 2023 annual general meeting, there will be an interruption in the implementation of relevant strategies that are underway, and could delay the potential unlocking of value resulting from privatization. On the contrary, if the proposal is approved, as is recommended by management, it is understood that the Company's governance structures, the organization and the shareholders themselves already have their respective processes matured facing the new peculiarities of Eletrobras, after the period of almost 3 years of this first management after privatization, providing a more suitable environment for a new election of board members with appropriate profiles for that future moment. 1.3. include the following paragraph in the Ballot: Item 2: Mandate. The Administration, unanimously, and as stated in its Management Proposal, is in favor of the proposal and understands as more a term of office longer than the term of 2 years provided for in the Bylaws is appropriate, as will provide a better planned transition, by the Company, to the private company regime, in the Corporation model. The strategic alignment of the members of the Board of Directors, at this time of transition, and considering that the Company does not have a controlling shareholder, it is fundamental for the adequate decision making in face of the new challenges that the Company will have in the short and medium term; 2. Delegate powers so that the Chief Financial and Relations Officer with Investors – DF of Eletrobras chairs the table of the 182nd Extraordinary General Meeting – Eletrobras' EGM; 3. Delegate powers so that the Legal Superintendent - PRJ of Eletrobras may act as an eventual substitute for the Chief Financial and Investor Relations Officer - DF of Eletrobras in the work of chairing the table of the general meeting referred to in item 2 above; 4. determine that the Financial and Investor Relations Department - DF adopt the necessary measures for the call mentioned in item 1, and that the Superintendence of Investor Relations - DFR, the Governance, Risks and Compliance Department - DC, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat – PRGS adopt, each within its scope of action, the necessary measures to fulfill this Deliberation. Deliberative Quorum: Unanimity, registered the previous manifestation of the CPES. DEL 089, of 07.04.2022. Interim appointment to the Regulation and Relations Board Institutional. DEL 072, of 06.21.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in art. 35, items XII and XVIII, art. 43 and art. 45, third paragraph, all of Eletrobras' Bylaws, RESOLVED: 1. appoint the President Rodrigo Limp Nascimento to exercise from 07.05.2022, in interim and cumulative character, the functions of the Board of Regulation and Institutional Relations - DR; 2. determine that the Corporate Management and Sustainability Board - DS, in prior alignment with the Board of Regulation and Institutional Relations - DR, prepare and submit to the Board of Directors - CA a proposal to adapt the manual organizational structure of Eletrobras, indicating the attributions, structure and duties of the Regulation and Institutional Relations, including with eventual creations, deletions and/or relocation of organizational units; 3. determine that the Management Board Corporate Governance and Sustainability – DS, Business Structure, Process Improvement and Management of Projects – DSDE, Investor Relations – DFR and the Governance Secretariat of the Board of Directors – CAAS adopt, each within its scope of action, the necessary measures to comply with this resolution. Deliberative quorum: Unanimity. This certificate

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 3 RCA 940, of 07.04.2022 is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, July 11, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.